SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ParkerVision, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

701354102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701354102	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON DEL MAR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,016,632
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,016,632
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,016,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 701354102	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON DEL MAR ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,016,632
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,016,632
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,016,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 701354102	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON DEL MAR MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,016,632
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,016,632
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,016,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 701354102	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON DAVID FREELOVE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 350,000
	6	SHARED VOTING POWER 5,016,632
	7	SOLE DISPOSITIVE POWER 350,000
	8	SHARED DISPOSITIVE POWER 5,016,632
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,366,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 701354102	13G/A	Page 6 of 10 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on September 15, 2011 (the "Original Schedule 13G") as amended by Amendment No. 1 filed on September 24, 2012 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of Common Stock (as defined in Item 2(d) below) of the Company (as defined in Item 1(a) below).

Item 1(a).	NAME OF ISSUER

The name of the issuer is ParkerVision, Inc.(the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at 7915 Baymeadow Way, Jacksonville, Florida 32256.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

	(i)	Del Mar Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to shares of Common Stock directly held by it;

	(ii)	Del Mar Asset Management, LP, a Delaware limited partnership ("DMAM"), which serves as the investment manager of the Master Fund, with respect to the shares of Common Stock directly held by the Master Fund;

	(iii)	Del Mar Management, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of DMAM, with respect to the shares of Common Stock directly held by the Master Fund; and

	(iv)	Mr. David Freelove ("Mr. Freelove"), who serves as the managing member of the GP and the manager of a certain trading account (the "Account"), with respect to the shares of Common Stock directly held by himself, the Master Fund and the Account.

The Master Fund, DMAM, the GP and Mr. Freelove are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 711 Fifth Avenue, New York, NY 10022.

CUSIP No. 701354102	13G/A	Page 7 of 10 Pages

Item 2(c).	CITIZENSHIP

Each of the GP and DMAM is organized under the laws of the State of Delaware. The Master Fund is an exempted company organized under the laws of the Cayman Islands. Mr. Freelove is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, $0.01 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER

701354102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

CUSIP No. 701354102	13G/A	Page 8 of 10 Pages

Item 4.	OWNERSHIP

	A.	Del Mar Master Fund, Ltd.
		(a)	Amount beneficially owned: 5,016,632
		(b)	Percent of class: 6.1%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 82,875,296 shares of Common Stock outstanding as of November 1, 2012 as reported by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed by the Company with the Securities Exchange Commission on November 14, 2012.
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 5,016,632
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: 5,016,632

	B.	Del Mar Asset Management, LP
		(a)	Amount beneficially owned: 5,016,632
		(b)	Percent of class: 6.1%
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 5,016,632
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: 5,016,632

	C.	Del Mar Management, LLC
		(a)	Amount beneficially owned: 5,016,632
		(b)	Percent of class: 6.1%
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 5,016,632
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: 5,016,632

	D.	Mr. David Freelove
		(a)	Amount beneficially owned: 5,366,632
		(b)	Percent of class: 6.5%
		(c)	(i)	Sole power to vote or direct the vote: 350,000
			(ii)	Shared power to vote or direct the vote: 5,016,632
			(iii)	Sole power to dispose or direct the disposition: 350,000
			(iv)	Shared power to dispose or direct the disposition of: 5,016,632

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 701354102	13G/A	Page 9 of 10 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 701354102	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 22, 2013

/s/ David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.